UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 13, 2019

I.D. SYSTEMS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-15087	22-3270799
(State or Other	(Commission	(IRS Employer
Jurisdiction of	File Number)	Identification No.)
Incorporation)

123 Tice Boulevard, Woodcliff Lake, New Jersey	07677
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (201) 996-9000

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 1.01. Entry into a Material Definitive Agreement.

Transaction Overview

On March 13, 2019, I.D. Systems, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Pointer Merger Agreement”), by and among the Company, PowerFleet, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Parent”), Pointer Telocation Ltd., a public company limited by shares formed under the laws of the State of Israel (“Pointer”), Powerfleet Israel Holding Company Ltd., a private company limited by shares formed under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Pointer Holdco”), and Powerfleet Israel Acquisition Company Ltd., a private company limited by shares formed under the laws of the State of Israel and a wholly-owned subsidiary of Pointer Holdco (“Pointer Merger Sub”), pursuant to which Pointer Merger Sub will merge with and into Pointer, with Pointer surviving as a direct, wholly-owned subsidiary of Pointer Holdco (the “Pointer Merger”) in exchange for consideration consisting of cash and shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”), in the amounts described below.

Also on March 13, 2019, and in connection with the Pointer Merger Agreement, the Company entered into an Investment and Transaction Agreement (the “Investment Agreement”) by and among the Company, Parent, PowerFleet US Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“IDS Merger Sub”), and ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P. (the “Investors”), affiliates of ABRY Partners II, LLC, pursuant to which the Company will reorganize into a new holding company structure by merging IDS Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “IDS Merger”), and pursuant to which Parent will issue and sell in a private placement shares of Parent’s newly created Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), to finance a portion of the cash consideration payable in the Pointer Merger. Each outstanding share of IDS common stock, $0.01 par value per share (the “IDS Common Stock”), will be exchanged for one share of Parent Common Stock in the IDS Merger.

As a result of the transactions contemplated by the Pointer Merger Agreement and the Investment Agreement (collectively, the “Agreements,” and the transactions contemplated thereunder, the “Transactions”), the Company and Pointer Holdco will each become direct, wholly-owned subsidiaries of Parent, and Pointer will become an indirect, wholly-owned subsidiary of Parent.

Prior to execution of the Agreements, the Company’s board of directors (the “Company Board”) unanimously (i) determined that the terms and provisions of the Agreements and the Transactions, including the IDS Merger and the Pointer Merger, are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Agreements and the Transactions, including the IDS Merger and the Pointer Merger, (iii) recommended to the stockholders of the Company that such holders adopt the Investment Agreement and approve the issuance of the Stock Consideration and the Investment Shares (each as defined below), (iv) directed that the Investment Agreement be submitted to the holders of IDS Common Stock for consideration consideration, and (v) approved certain material changes to Parent’s certificate of incorporation.

The Merger Agreement

Merger Consideration

At the effective time of the Pointer Merger (the “Pointer Merger Effective Time”), each outstanding ordinary share of Pointer, par value NIS 3.00 per share (“Pointer Ordinary Shares”), other than Pointer Ordinary Shares owned, directly or indirectly, by the Company, Parent or any of its subsidiaries or Pointer or any of its wholly-owned subsidiaries, will be cancelled in exchange for $8.50 in cash, without interest (the “Cash Consideration”) and 1.272 shares of Parent Common Stock (the “Stock Consideration” and together with the Cash Consideration, the “Pointer Merger Consideration”).

At the Pointer Merger Effective Time, each award of options to purchase Pointer Ordinary Shares (each, a “Pointer Option”) that is outstanding and vested immediately prior to such time (a “Vested Pointer Option”) will be cancelled in exchange for the right to receive the product of (i) the excess, if any, of (A) the Pointer Merger Consideration (allocated between the Cash Consideration and the Stock Consideration in the same proportion as for holders of Pointer Ordinary Shares), over (B) the exercise price per Pointer Ordinary Share subject to such Vested Pointer Option, multiplied by (ii) the total number of Pointer Ordinary Shares underlying such Vested Pointer Option (the “Vested Option Consideration”). If the exercise price of a Vested Pointer Option is equal to or greater than the Vested Option Consideration, such Vested Pointer Option will be cancelled without payment of the Vested Option Consideration.

At the Pointer Merger Effective Time, each Pointer Option that is outstanding and unvested immediately prior to such time (an “Unvested Pointer Option”) will be cancelled and substituted with options to purchase shares of Parent Common Stock under an Assumed Company Equity Plan (as defined below) on the same material terms and conditions as were applicable under such Unvested Pointer Option immediately prior to the Pointer Merger Effective Time, except that (i) the number of shares of Parent Common Stock underlying such substituted Unvested Pointer Option will equal the product of (A) the number of Pointer Ordinary Shares underlying such Unvested Pointer Option immediately prior to the Pointer Merger Effective Time multiplied by (B) 2.544 (the “Pointer Equity Award Exchange Ratio”), and (ii) the per-share exercise price will equal the quotient obtained by dividing (A) the exercise price per Pointer Ordinary Share subject to such Unvested Pointer Option immediately prior to the Pointer Merger Effective Time by (B) the Pointer Equity Award Exchange Ratio (rounded up to the nearest whole cent).

At the Pointer Merger Effective Time, each award of restricted stock units of Pointer (“Pointer RSU”) that is outstanding and vested immediately prior to such time will be cancelled in exchange for the right to receive the Pointer Merger Consideration, and each Pointer RSU that is outstanding and unvested immediately prior to such time (an “Unvested Pointer RSU”) will be cancelled and substituted with restricted stock units under an Assumed Company Equity Plan representing the right to receive, on the same material terms and conditions as were applicable under such Unvested Pointer RSU immediately prior to the Pointer Merger Effective Time, that number of shares of Parent Common Stock equal to the product of (i) the number of Pointer Ordinary Shares underlying such Unvested Pointer RSU immediately prior to the Pointer Merger Effective Time multiplied by (ii) the Pointer Equity Award Exchange Ratio, with any fractional shares rounded down to the nearest lower whole number of shares of Parent Common Stock.

Following the Pointer Merger Effective Time, no holder of a Pointer Option or a Pointer RSU or any participant in an employee benefit arrangement of Pointer or any of its subsidiaries or under any employment agreement, will have any right to acquire any share capital or other equity interests (including any “phantom” stock or stock appreciation rights) in the Pointer surviving company or its subsidiaries.

The proceeds of the preferred equity and debt financings, as described below, will fund in full the Cash Consideration portion of the Pointer Merger Consideration, and will be used to pay related transaction fees and expenses.

Representations, Covenants and Conditions to Closing

Each of Pointer, Parent, the Company, Pointer Holdco and Pointer Merger Sub has made customary representations and warranties in the Pointer Merger Agreement and has agreed to customary covenants regarding the operation of their respective businesses prior to the closing of the transactions contemplated thereby.

From the date of the Pointer Merger Agreement until the earlier of (i) the Pointer Merger Effective Time or (ii) the termination of the Pointer Merger Agreement in accordance with the terms therein, Pointer is subject to customary restrictions on its ability to (A) solicit or facilitate proposals from third parties with respect to transactions involving the sale of Pointer (a “Pointer Acquisition Proposal”) or (B) provide non-public information to, or otherwise participate or engage in discussions or negotiations with, third parties or take certain other actions that would reasonably be expected to lead to a Pointer Acquisition Proposal.

Consummation of the Pointer Merger is subject to customary closing conditions, including, without limitation, (i) the absence of certain legal impediments, (ii) effectiveness of the Registration Statement on Form S-4 relating to the Transactions, (iii) obtaining Israeli securities law exemptions, (iv) obtaining all governmental authorizations, including the lapse of any waiting period, (v) approval by Pointer’s shareholders of the Pointer Merger Agreement and the transactions contemplated thereunder (“Pointer Shareholder Approval”), (vi) required approvals of the Company’s stockholders, (vii) the listing of the Parent Common Stock on Nasdaq, and (viii) the closing of the transactions contemplated by the Investment Agreement.

Termination

The Pointer Merger Agreement contains certain termination rights of Parent and of Pointer, including, among others, the right of each party to terminate if the Pointer Merger has not been consummated on or prior to September 30, 2019 (the “Outside Date”). If the Pointer Merger Agreement is terminated under certain circumstances, including, among others, (i) if (A) Pointer Shareholder Approval is not obtained at a meeting of the Pointer shareholders duly convened therefor or at any adjournment or postponement thereof, or the Pointer Merger has not been consummated on or prior to the Outside Date, or upon a breach by Pointer of its “no-shop” obligations or obligation to hold a shareholder meeting and solicit the required shareholder approval and (B) a Pointer Acquisition Proposal is received at or prior to such termination and within 12 months after such termination, Pointer or any of its affiliates enters into a definitive agreement with respect to or consummates any Pointer Acquisition Proposal, the Company may be entitled to a termination fee in the amount of $3,000,000 (the “Pointer Termination Fee”), which would be shared with the Investors pursuant to the Investment Agreement, as further described below, and (ii) if Parent, Pointer Holdco and Pointer Merger Sub fail to consummate the Pointer Merger because of a failure to consummate the transactions contemplated by the Investment Agreement or obtain the debt financing, the Company may be required to pay a termination fee in the amount of $2,000,000.

The Investment Agreement

The IDS Merger

Pursuant to the IDS Merger, the Company will reorganize into a new holding company structure by merging IDS Merger Sub with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent. At the effective time of the IDS Merger (the “IDS Merger Effective Time”), each share of IDS Common Stock outstanding immediately prior to such time, other than any IDS Common Stock owned by the Company immediately prior to the IDS Merger Effective Time, will be converted automatically into the right to receive one (1) share of Parent Common Stock. In addition, Parent will assume the Company’s equity compensation plans (each, an “Assumed Company Equity Plan”), each of which will be amended as necessary to reflect such assumption, with (i) each outstanding option to purchase IDS Common Stock under any of the Company’s equity compensation plans, whether or not vested or exercisable, to be assumed under an Assumed Company Equity Plan and converted automatically into an option to purchase an identical number of shares of Parent Common Stock, on the same terms and conditions applicable to such option prior to the IDS Merger and (ii) each outstanding restricted stock award of shares of IDS Common Stock under any of the Company’s equity compensation plans, whether or not vested, to be assumed under an Assumed Company Equity Plan and converted automatically into a restricted stock award with respect to shares of Parent Common Stock, on the same terms and conditions applicable to such restricted stock award prior to the IDS Merger.

Immediately prior to the IDS Merger Effective Time, Parent’s existing certificate of incorporation will be amended and restated in the form attached as Exhibit F-1 to the Investment Agreement (the “Parent Charter”) to provide for, among other things, the designations, powers, preferences and rights of the Series A Preferred Stock.

Investment Transaction

Immediately following the IDS Merger, and pursuant to the Investment Agreement, Parent will issue and sell to the Investors 50,000 shares (the “Investment Shares”) of Series A Preferred Stock, convertible into shares of Parent Common Stock (the “Conversion Shares”), for an aggregate purchase price by the Investors of $50,000,000, or $1,000 per share (as may be adjusted under the Parent Charter, the “Series A Issue Price”).

Company Stockholder Approval

The Investment Agreement requires the Company to prepare and file, together with Pointer, a joint proxy statement with the Securities and Exchange Commission (the “SEC”) which includes proposals for the Company’s stockholders to (i) approve the IDS Merger and adopt the Investment Agreement, (ii) approve the issuance of the Stock Consideration to the Pointer shareholders, (iii) approve the issuance of the Investment Shares to the Investors, (iv) approve an amendment to the Company’s 2018 Incentive Plan (the “2018 Plan”), and (v) approve certain material changes to Parent’s certificate of incorporation (the “Company Stockholder Approval”).

Representations and Covenants

The Company has made customary representations and warranties in the Investment Agreement and has agreed to customary covenants regarding the operation of its business prior to the consummation of the transactions contemplated thereby. The Company and Parent have agreed to indemnify, subject to certain limitations, the Investors for losses resulting from a breach of any of their or Pointer’s representations, warranties or covenants and from any of their acts or omissions prior to the closing that is intended to cause, or which was reckless and as a result of such recklessness caused, an outcome that is either harmful or adverse to the Investors’ investment in the Investment Shares or the Conversion Shares.

The Investors have also made representations and warranties to the Company, including with regard to their qualification as an “accredited investor” as defined in Rule 501 of the Securities Act of 1933, as amended (the “Securities Act”).

From the date of the Investment Agreement until the earlier of (i) the IDS Merger Effective Time or (ii) the termination of the Investment Agreement in accordance with its terms, the Company is subject to customary restrictions on its ability to (A) solicit or facilitate proposals from third parties with respect to transactions involving the financing or sale of the Company (a “Company Acquisition Proposal”) or (B) provide non-public information to, or otherwise participate or engage in discussions or negotiations with, third parties or take certain other that would reasonably be expected to lead to a Company Acquisition Proposal.

Under the Investment Agreement, Parent is prohibited from taking certain actions with respect to the Pointer Merger Agreement, including exercising any rights (except for its termination rights), providing any consents, or granting any waivers thereunder or agreeing to any amendments thereto, without the prior written consent of the Investors. If Parent receives the Pointer Termination Fee, after payment of the fees and expenses incurred in connection with any of the Transactions by the Company and its affiliates and by the Investors, Parent is obligated to pay 50% of the remaining amount to the Investors.

The Investors will be subject to certain standstill restrictions, including that the Investors will be restricted from engaging in any proxy solicitations or seeking representation on the Parent Board (other than the Series A Directors) until the earlier of (i) the date that the Investors and their affiliates cease to beneficially own 5% of the outstanding Parent Common Stock or (ii) the 13 month anniversary of the Optional Redemption Date (as defined in the Parent Charter) in connection with an Option Redemption Notice (as defined in the Parent Charter) providing for a redemption of such number of shares of Series A Preferred Stock as would result in the Investors and their affiliates ceasing to beneficially own 5% of the outstanding Parent Common Stock.

The closing of the transactions contemplated by the Investment Agreement is conditioned upon the closing of the Pointer Merger and certain other customary closing conditions, including, among others, obtaining approval by the Company’s stockholders of the Investment Agreement and the issuance of the Stock Consideration and Investment Shares.

Series A Preferred Stock

Set forth below is a summary of the voting powers, designations, preferences and other special rights, and qualifications, limitations and restrictions of, the Series A Preferred Stock.

Preference and Rank. The Series A Preferred Stock will rank senior to the shares of Parent Common Stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Parent or upon a deemed liquidation event. The Series A Preferred Stock will have a liquidation preference equal to the greater of (i) $1,000 per share, plus all accrued and unpaid dividends thereon (except in the case of a Deemed Liquidation Event (as defined in the Parent Charter), then 150% of such amount) and (ii) the amount such holder would have received if the Series A Preferred Stock had converted into Parent Common Stock immediately prior to such liquidation.

Dividends. Holders of Series A Preferred Stock will be entitled to cumulative dividends at a minimum rate of 7.5% per annum, quarterly in arrears, as set forth in the Parent Charter. Commencing on the 66-month anniversary of the date on which any shares of Series A Preferred Stock are first issued (the “Original Issuance Date”), and on each monthly anniversary thereafter, the dividend rate will increase by 100 basis points, until the dividend rate reaches 17.5% per annum, subject to Parent’s right to defer the increase for up to three consecutive months on the terms set forth in the Parent Charter. The dividends are payable at Parent’s election in kind, through the issuance of additional shares of Series A Preferred Stock, or in cash, provided no dividend payment failure has occurred and is continuing and that there has not previously occurred two or more dividend payment failures. The Series A Preferred Stock will participate in any dividends on the Parent Common Stock on an as-converted basis.

Payments upon Certain Events. In the event of any voluntary or involuntary liquidation or dissolution of Parent, the holders of Series A Preferred Stock are entitled to receive their liquidation preference. Upon the occurrence of a Deemed Liquidation Event, the holders of the Series A Preferred Stock are entitled to receive, prior to any distribution of any of the proceeds resulting from such event to the holders of Parent Common Stock, the Redemption Price (as defined below).

Conversion. At any time, each holder of Series A Preferred Stock may elect to convert each share of such holder’s then-outstanding Series A Preferred Stock into the number of shares of Parent Common Stock equal to the quotient (rounded up to the nearest whole number) of (x) the Series A Issue Price, plus any accrued and unpaid dividends, divided by (y) an initial conversion price equal to a 30% premium above the volume weighted average trading price of IDS Common Stock during a defined period prior to either the signing or the closing, subject to adjustment and certain anti-dilution adjustments (the “Series A Conversion Price”). At any time after the later of the third anniversary of the Original Issuance Date and the 30th consecutive trading day in which the closing price of Parent Common Stock exceeds the product of 1.5 times the then current Series A Conversion Price, Parent may elect to deliver notice (the “Mandatory Conversion Notice”) requiring that all or a portion of the outstanding Series A Preferred Stock automatically be converted into shares of Parent Common Stock at the then current Series A Conversion Price at a date no earlier than 90 days after receipt of the Mandatory Conversion Notice. Upon receipt of a Mandatory Conversion Notice, the holder may require Parent to redeem all or any portion (irrespective of the number of shares subject to the Mandatory Conversion Notice) of its outstanding shares of Series A Preferred Stock, as further described below.

Voting; Consent Rights. The holders of the Series A Preferred Stock will be entitled to vote with the holders of Parent Common Stock as a single class on an as-converted basis. So long as the Investors or their affiliates beneficially own shares of Series A Preferred Stock that represent, on an as-converted basis, at least 10% of the voting power of the Parent Common Stock, or at least 33% of the aggregate amount of Series A Preferred Stock issued to the Investors on the Original Issuance Date, the consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock will be necessary for Parent to, among other things, (i) liquidate Parent or any operating subsidiary or effect any Deemed Liquidation Event, except for a Deemed Liquidation Event in which the holders of Series A Preferred Stock receive an amount in cash not less than the Redemption Price, (ii) amend Parent’s organizational documents in a manner that adversely affects the Series A Preferred Stock, (iii) issue any securities that are senior to, or equal in priority with, the Series A Preferred Stock or issue additional shares of Series A Preferred Stock to any person other than the Investors or their affiliates, (iv) incur indebtedness above the agreed-upon threshold, (v) change the size of Parent’s board of directors (the “Parent Board”) to a number other than seven; or (vi) enter into certain affiliated arrangements or transactions.

Election of Directors and Board Observer. Pursuant to the Parent Charter, the Parent Board will consist of seven directors. So long as shares of Series A Preferred Stock remain outstanding and represent 15% or more, on an as-converted basis, of the voting power of the Parent Common Stock, the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, will be entitled to elect two directors to the Parent Board (the “Series A Directors”) and any committee thereof (subject to the application of SEC and Nasdaq independence requirements). So long as any shares of Series A Preferred Stock remain outstanding and represent less than 15.0% but not less than 5.0%, on an as-converted basis, of the voting power of the Parent Common Stock, the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, will be entitled to elect one director to the Parent Board. For so long as any shares of Series A Preferred Stock remain outstanding and there are no Series A Directors on the Parent Board, the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class, will be entitled to designate one non-voting observer to attend all meetings of the Parent Board and committees thereof.

Mandatory Redemption. At any time after the third anniversary of the Original Issuance Date, provided that (i) Parent is not then (or has not twice previously been) in material breach of any provisions of the Parent Charter, (ii) the terms of any indebtedness or similar agreement would not prohibit such redemption, and (iii) Parent has not previously exercised such redemption right, Parent may elect to redeem all (but not less than all) shares of Series A Preferred Stock then outstanding by delivering notice thereof to each holder of then outstanding Series A Preferred Stock in accordance with the Parent Charter. On the applicable redemption date, which must be not less than 60 or more than 90 days prior to the notice date, Parent will redeem all outstanding shares of Series A Preferred Stock for an amount per share, payable in cash, equal to the greater of (a) the product of (x) 1.5 and (y) the Series A Issue Price, plus all accrued and unpaid dividends or (b) the product of (1) the number of shares of Parent Common Stock issuable upon conversion of such Series A Preferred Stock and (2) the volume weighted average price of the Parent Common Stock during the 30 consecutive trading day period ending on the applicable reference date or, if calculated in connection with a Deemed Liquidation Event, the value ascribed to a share of Parent Common Stock in such Deemed Liquidation Event (the “Redemption Price”).

Optional Redemption. At any time after (i) the 66-month anniversary of the Original Issuance Date, (ii) following delivery of a Mandatory Conversion Notice, or (iii) upon a Deemed Liquidation Event, subject to Delaware law governing distributions to stockholders, each holder of Series A Preferred Stock may elect to require the Company to redeem all or any portion of the Series A Preferred Stock, by delivering notice thereof to the Company in accordance with the Parent Charter, for an amount per share, payable in cash, equal to the Redemption Price.

If the holders of Series A Preferred Stock elect to redeem all outstanding shares of Series A Preferred Stock and Parent has not redeemed all such shares on the applicable date on which the redemption should occur, and such redemption has not been completed on the six month anniversary thereof, the holders of at least a majority of the outstanding shares of Series A Preferred Stock will have the right to initiate, conduct and direct, subject to Parent Board approval, a customary sale process regarding the sale of Parent and/or its subsidiaries. Until such time as the redemption process has been completed, Parent will be prohibited from creating or issuing any equity or debt securities that rank senior or pari passu to the Series A Preferred Stock without the consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, unless the proceeds of the sale of such securities are used to complete the redemption process.

Preemptive Rights. For so long as at least 25.0% of the aggregate amount of shares of Series A Preferred Stock issued on the Original Issuance Date are outstanding, each holder thereof will have the right to purchase up to its pro rata share of the securities being issued and sold in any of Parent’s future offerings of equity or debt securities, subject to customary exceptions.

Loan and Contribution Transactions

Pursuant to the terms of the Investment Agreement, Parent is required to, immediately following the sale of the Investment Shares, (i) make certain loans to Pointer Holdco pursuant to one or more capital notes, (ii) contribute all or a portion of the proceeds from the sale of the Investment Shares to Pointer Holdco and (iii) contribute the shares of Parent Common Stock to be issued to Pointer shareholders as the Stock Consideration to Pointer Holdco, in each case, to facilitate the consummation of the Pointer Merger.

Termination and Expenses

The Investment Agreement also contains certain termination rights for the Company and the Investors, including, among others, the right of each party to terminate if the transactions contemplated thereby have not been consummated on or prior to the Outside Date or if the Pointer Merger Agreement has been terminated in accordance with its terms. The Company is required to pay to the Investors their reasonable costs and expenses, including reasonable attorney fees, incurred in connection with the Transactions, subject to a maximum reimbursement of $250,000 in certain circumstances upon termination or unless the Investment Agreement is terminated due to the Investors’ breach.

Subject to satisfaction of the closing conditions included in the Agreements and assuming that the Agreements are not terminated, the Transactions are expected to close in the summer of 2019.

Registration Rights Agreement

The Investors will have certain customary registration rights with respect to the Conversion Shares pursuant to the terms of a registration rights agreement, a form of which is attached as Exhibit A to the Investment Agreement.

Debt Commitment Letter

On March 13, 2019, the Company entered into a commitment letter (the “Commitment Letter”) pursuant to which Bank Hapoalim B.M. has committed to provide two five-year senior secured term loan facilities to Pointer Holdco in an aggregate principal amount of $30 million (the “the Term Facilities”) and a five-year revolving credit facility to Pointer in an aggregate principal amount of $10 million (the “Revolving Facility” and together with the Term Facilities, the “Credit Facilities”). The Term Facilities will be used to finance a portion of the Cash Consideration payable in the Pointer Merger and the Revolving Facility will be used by Pointer for general working capital purposes, or, at Pointer’s discretion, to finance a portion of the Cash Consideration payable in the Pointer Merger. The Credit Facilities are subject to customary closing conditions.

Voting and Support Agreements

On March 13, 2019, concurrently with the entry into the Investment Agreement, the Company, together with the Investors and Pointer, entered into a Voting and Support Agreement (the “Company Voting Agreement”) with Emancipation Management LLC and certain of its affiliates (collectively, “Emancipation Capital”), pursuant to which Emancipation Capital has agreed to vote in favor of (i) granting the Company Stockholder Approval and (ii) any proposal to adjourn a meeting of the Company’s stockholders at which the Company Stockholder Approval is sought which the Company supports. The Company Voting Agreement will terminate upon the earliest to occur of (i) the mutual written consent of the parties, (ii) the Pointer Merger Effective Time, (iii) the termination of the Investment Agreement and the Pointer Merger Agreement in accordance with their respective terms, (iv) the occurrence of a change in the recommendation of the Company Board in favor of the Company Stockholder Approval in compliance with the terms of the Investment Agreement, and (v) the effectiveness of any amendment to the Investment Agreement that would change the conversion of each share of IDS Common Stock into the right to receive one share of Parent Common Stock.

Also, concurrently with the entry into the Pointer Merger Agreement, Pointer, together with the Company and the Investors, entered into a Voting and Support Agreement (the “Pointer Voting Agreement”) with DBSI Investments Ltd. (“DBSI”), pursuant to which DBSI has agreed to vote in favor of (i) granting the Pointer Shareholder Approval and (ii) any proposal to adjourn a meeting of Pointer’s shareholders at which the Pointer Shareholder Approval is sought which Pointer supports. The Pointer Voting Agreement will terminate upon the earliest to occur of (i) the mutual written consent of the parties, (ii) the Pointer Merger Effective Time, (iii) the termination of the Pointer Merger Agreement in accordance with its terms, (iv) the occurrence of a change in the recommendation of Pointer’s board of directors in favor of the Pointer Shareholder Approval in compliance with the terms of the Pointer Merger Agreement, and (v) the effectiveness of any amendment to the Pointer Merger Agreement that would decrease or change the form of the Merger Consideration.

The foregoing description of the Pointer Merger Agreement, Investment Agreement, Parent Charter, the Series A Preferred Stock, the Registration Rights Agreement, the Company Voting Agreement and the Pointer Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of (i) the Pointer Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated by reference herein, (ii) the Investment Agreement, which is filed as Exhibit 2.2 to this Current Report on Form 8-K and incorporated by reference herein, (iii) the forms of Parent Charter and Registration Rights Agreement, which are attached as exhibits to the Investment Agreement and incorporated by reference herein, (iv) the Commitment Letter, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference herein, (v) the Company Voting Agreement, which is filed as Exhibit 10.2 to this Current Report on Form 8-K and incorporated by reference herein, and (vi) the Pointer Voting Agreement, which is filed as Exhibit 10.3 to this Current Report on Form 8-K and incorporated by reference herein.

Important Note

The representations, warranties and covenants contained in the agreements and documents described above were made only for purposes of those agreements and documents and as of the specified dates set forth therein, were solely for the benefit of the parties to those agreements and documents, may be subject to limitations agreed upon by those parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between those parties instead of establishing particular matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on these representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company or Pointer or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the agreement containing them, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 3.02. Unregistered Sales of Equity Securities.

The information contained in Item 1.01 is incorporated herein by reference. As described in Item 1.01, pursuant to the terms of the Investment Agreement, Parent has agreed to issue shares of Series A Preferred Stock to the Investors. This issuance and sale will be exempt from registration under the Securities Act, pursuant to Section 4(a)(2) of the Securities Act.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 14, 2019, Michael Ehrman resigned from his position as Chief Technology Officer of the Company, effective immediately. Mr. Ehrman has agreed to serve as a consultant to the Company for the next six months (which term may be extended by mutual agreement of the Company and Mr. Ehrman) to ensure a successful transition.

In connection with the Transactions, on March 13, 2019, the Company Board approved the grant of options to purchase 350,000 shares of IDS Common Stock to Chris Wolfe, the Company’s Chief Executive Officer, and the grant of options to purchase 150,000 shares of IDS Common Stock to Ned Mavrommatis, the Company’s Chief Financial Officer. The options are subject to the terms of the 2018 Plan, have an exercise price of $6.28 per share, vest upon the attainment of adjusted EBITDA targets for the fiscal years ending December 31, 2020 and December 31, 2021 and become exercisable 180 days after vesting. Vesting of the options will accelerate in the event of certain change of control transactions, provided that the options will not accelerate upon the consummation of the Transactions. The options will automatically expire upon the termination of the Investment Agreement and the Pointer Merger Agreement.

The Company Board also approved the grant of options to purchase an aggregate of 500,000 shares of IDS Common Stock, which will consist of grants to Chris Wolfe and Ned Mavrommatis in amounts to be determined and approved by the Company Board or the compensation committee of the Company Board. The options will be subject to the terms of the 2018 Plan, will have an exercise price equal to the higher of $6.00 per share or the closing price of IDS Common Stock on the closing date of the Transactions, vest upon the attainment of adjusted EBITDA targets for the fiscal years ending December 31, 2020 and December 31, 2021 and become exercisable 180 days after vesting. Vesting of the options will accelerate in the event of certain change of control transactions, provided that the options will not accelerate upon the consummation of the Transactions. The options will automatically expire upon the failure to obtain stockholder approval of an amendment to the 2018 Plan to increase the number of shares available under such plan within one year.

Item 7.01. Regulation FD Disclosure.

On March 14, 2019, the Company and Pointer participated in a conference call with investors to discuss the Transactions. A copy of the transcript of such conference call is being furnished as Exhibit 99.1 hereto.

In addition, an investor presentation containing additional information relating to the Transactions is being furnished as Exhibit 99.2 hereto.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is being furnished and shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, nor shall such information be deemed to be incorporated by reference in any registration statement or other document filed under the Securities Act or the Exchange Act, except as otherwise stated in such filing.

Important Information for Investors and Stockholders

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

In connection with the proposed transactions, Parent, the Company and Pointer will file relevant materials with the SEC, including a Parent registration statement on Form S-4 that will include a joint proxy statement of the Company and Pointer that also constitutes a prospectus of Parent, and a definitive joint proxy statement/prospectus will be mailed to stockholders of the Company and Pointer. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND POINTER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Parent, the Company or Pointer through the website maintained by the SEC at www.sec.gov.

Certain Information Regarding Participants

The Company, Pointer and their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 30, 2018, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 30, 2018, and its Current Report on Form 8-K, which was filed with the SEC on July 12, 2018. Information about the directors and executive officers of Pointer is set forth in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the SEC on March 27, 2018, its amended Annual Report on Form 20-F/A for the year ended December 31, 2017, which was filed with the SEC on April 30, 2018 and the reports on Form 6-K furnished to the SEC on May 2, 2018, June 11, 2018 and June 18, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of federal securities laws. The Company’s, Pointer’s and the combined business’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Pointer’s expectations with respect to their beliefs, plans, goals, objectives, expectations, anticipations, assumptions, estimates, intentions and future performance, as well as anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors, which may cause their actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. For example, forward-looking statements include statements regarding: prospects for additional customers; potential contract values; market forecasts; projections of earnings, revenues, synergies, accretion or other financial information of the Company, Pointer and the combined business; emerging new products; and plans, strategies and objectives of management for future operations, including growing revenue, controlling operating costs, increasing production volumes, and expanding business with core customers. Most of these factors are outside the parties’ control and are difficult to predict. The risks and uncertainties referred to above include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreements for the proposed transactions or could otherwise cause the proposed transactions to fail to close; (2) the risks or uncertainties of taking on significant new indebtedness and/or issuance of significant new equity to finance the transactions; (3) conditions to the closing of the transactions may not be satisfied and required regulatory approvals may not be obtained; (4) the outcome of any legal proceedings that may be instituted against the Company or Pointer following the announcement of the transaction agreements and the proposed transactions; (5) the inability to complete the proposed transactions, including due to failure to obtain approval of the stockholders of the Company or Pointer or other conditions to closing in transaction agreements; (6) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transactions; (7) the inability to obtain or maintain the listing of the shares of common stock of Parent on Nasdaq; (8) the risk that the proposed transactions disrupt current plans and operations as a result of the announcement and consummation of the proposed transactions; (9) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, the ability of the Company to integrate successfully the business, operations and employees of Pointer and the ability of the combined company to grow and manage growth profitably and retain its key employees; (10) costs related to the proposed transactions; (11) changes in applicable laws or regulations; (12) the possibility that the Company or Pointer may be adversely affected by other economic or business conditions, and/or competitive factors; (13) the loss of the Company’s or Pointer’s key customers or reduction in the purchase of products or services by any such customers; (14) the failure of the market for the Company’s or Pointer’s products and services to continue to develop; (15) the inability to protect the Company’s or Pointer’s intellectual property; (16) the effects of competition from a variety of local, regional, national and other providers of wireless solutions; and (17) other risks and uncertainties detailed from time to time in the Company’s and Pointer’s filings with the SEC, including the Company’s annual report on Form 10-K for the year ended December 31, 2017 and Pointer’s annual report on Form 20-F for the year ended December 31, 2017, and, its amended Annual Report on Form 20-F/A for the year ended December 31, 2017. These risks could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company or Pointer. Unless otherwise required by applicable law, the Company and Pointer assume no obligation to update the information contained in this report, and expressly disclaim any obligation to do so, whether as a result of new information, future events or otherwise.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated March 13, 2019, by and among PowerFleet, Inc., Powerfleet Israel Holding Company Ltd., Powerfleet Israel Acquisition Company Ltd., I.D. Systems, Inc. and Pointer Telocation Ltd.*
2.2	Investment and Transaction Agreement, dated March 13, 2019, by and among I.D. Systems, Inc., PowerFleet, Inc., PowerFleet US Acquisition Inc. and ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V., L.P.*
10.1	Commitment Letter, dated March 13, 2019, by and between I.D. Systems, Inc. and Bank Hapoalim B.M.
10.2	Voting and Support Agreement, dated March 13, 2019, by and among Emancipation Management LLC, Emancipation Capital Master, Ltd., Emancipation Capital SPV IV LLC and Emancipation Capital LLC, as the Stockholder, and I.D. Systems, Inc., ABRY Senior Equity V, L.P., ABRY Senior Equity Co-Investment Fund V, L.P. and Pointer Telocation Ltd.
10.3	Voting and Support Agreement, dated March 13, 2019, by and among DBSI Investments Ltd., as the Stockholder, and Pointer Telocation Ltd., I.D. Systems, Inc., ABRY Senior Equity V, L.P. and ABRY Senior Equity Co-Investment Fund V, L.P.
99.1	Transcript of conference call on March 14, 2019.
99.2	Investor presentation dated March 14, 2019.

* We have omitted certain schedules and exhibits to this agreement in accordance with Item 601(b)(2) of Regulation S-K, and we will supplementally furnish a copy of any omitted schedule and/or exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

I.D. SYSTEMS, INC.

By:	/s/ Ned Mavrommatis
Name:	Ned Mavrommatis
Title:	Chief Financial Officer

Date: March 14, 2019